FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 4 DATED DECEMBER 16, 2010

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 1 dated October 15, 2010, supplement no. 2 dated November 1, 2010 and supplement no. 3 dated November 16, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of Lakeside Plaza;

•	the execution of a mortgage loan related to Lakeside Plaza; and

•	the execution of a bridge loan.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of December 10, 2010, we had raised aggregate gross offering proceeds of approximately $5.6 million from the sale of approximately 619,550 shares in our initial public offering. No shares have been issued under our dividend reinvestment plan.

Property Acquisition

On December 10, 2010, we purchased a shopping center containing 82,033 of rentable square feet located at 161 Electric Road in Salem, Virginia (“Lakeside Plaza”) for approximately $8.75 million, exclusive of closing costs. The acquisition was funded with proceeds of $6.125 million from a mortgage loan (the “Lakeside Loan”) and proceeds of $2.88 million from our ongoing public offering. Lakeside Plaza was partially constructed and commenced rental operations in 1988. Construction of Lakeside Plaza was completed in 1989. Lakeside Plaza was purchased from Lakeside Plaza, LLC, which is not affiliated with us, our advisor or our sub-advisor.

Lakeside Plaza is approximately 99% leased to fifteen tenants. The largest tenants at Lakeside Plaza are Kroger, which occupies approximately 63.8% of the rentable square feet at Lakeside Plaza, and CVS Pharmacy, which occupies approximately 12.3% of the rentable square feet at Lakeside Plaza. Other featured tenants at Lakeside Plaza include State Farm Insurance, HR Block, US Cellular, Subway, and GNC. The current aggregate annual base rent for the tenants of Lakeside Plaza is approximately $816,000 and the current weighted-average remaining lease term for the tenants is approximately 2.4 years. The Kroger lease expires on January 31, 2019, with five options to extend the lease by five years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $10.05 per square foot.

Based on the current condition of Lakeside Plaza, we do not believe that it will be necessary to make significant renovations to Lakeside Plaza. Our management believes that Lakeside Plaza is adequately insured.

Financing

Lakeside Loan

On December 10, 2010, we, through Lakeside (Salem) Station LLC (“Lakeside Station”), a wholly owned subsidiary of our operating partnership, entered into the Lakeside Loan with Wells Fargo Bank, N.A., an unaffiliated entity, as lender (“Wells Fargo”), to borrow $6.125 million. The amount advanced under the Lakeside Loan was used to fund acquisition and acquisition-related costs of Lakeside Plaza.

The Lakeside Loan matures on December 10, 2012. We may extend the maturity date to December 10, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012. The Lakeside Loan bears interest at the one-month LIBO rate. Wells Fargo shall reset the one-month LIBO rate on a monthly basis. In addition, we incurred certain closing costs in connection with the Lakeside Loan, including a loan fee equal to 0.50% of the loan amount.

The Lakeside Loan requires monthly payments of accrued unpaid interest. On or before July 1, 2012, we are required to repay principal in the amount of $675,000. Beginning on July 1, 2012 and continuing through the maturity date, we are required to make monthly principal payments in the amount of $20,415, in addition to continued monthly interest payments. We have the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty. The Lakeside Loan is secured by a first mortgage lien on the assets of Lakeside Plaza including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed Lakeside Station’s obligations under the Lakeside Loan.

The Lakeside Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Lakeside Loan. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Lakeside Loan, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

Bridge Loan

On December 13, 2010, we entered into a $1.5 million bridge loan (the “Bridge Loan”) with our sub-advisor. We expect to use the proceeds of the Bridge Loan for general corporate purposes, including but not limited to the financing of future acquisitions.

The Bridge Loan is scheduled to mature on March 13, 2011. The Bridge Loan will incur interest at the 30-day LIBO rate plus 3.25%. We have the right to prepay the Bridge Loan at any time in whole or in part without premium or penalty.